~~~~~~ PALOMINE MINING INC. ~~~~~~

595 Howe Street, Suite 507

Vancouver, British Columbia

 Canada, V6C 2T5

Phone:  604-681-6466

Facsimile:  604-681-2161

February 1, 2006

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Room 4561

Washington, D.C., 20549

Attention:  Hugh Fuller

Dear Sirs:

Re:

Palomine Mining Inc.  - Registration Statement on Form SB-2

File No. 333-123465

In response to your letter dated January 3, 2006, we enclose the following:

Description of Business

Gab Claim Mineral Property Option Agreement

1.

We note disclosure that you are contractually committed to incur $50,000 of expenditures in the exploration and development of this property by December 31, 2005.  Please disclose the current status of this commitment here and elsewhere as appropriate, such as in the “Risk Factors” section.

We have updated our registration statement to reflect that we have executed an amendment agreement with respect to the Gab property.  We have also filed the amendment as an exhibit.

Financial Statements

2.

The interim financial statements as of July 31, 2005 were not current on the date you filed the amendment.  Please update the interim financial statements as required by Item 310(g) of Regulation S-B.

We have included interim financial statements for the period ended October 31, 2005 with our amended registration statement.

Undertakings

3.

Please include the new undertakings required by revised Item 512 of Regulation S-B.  Please see Securities Act Release 33-8591 (July 19, 2005).

We have included the new undertakings required by revised Item 512 of Regulation S-B.

Yours truly,

/s/ Eugene Larabie

Palomine Mining Inc.

Eugene Larabie, President